SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated May 9, 2023, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	03/31/2023	03/31/2022
Results of the period (six-month period)	31,768	23,501
Attributable to:
Shareholders of the controlling company	30,768	25,476
Non-controlling interest	1000	(1,975)

2. Other integral results of the period	in million ARS
	03/31/2023	03/31/2022
Other integral results of the period (six-month period)	(1,075)	(1,397)
Attributable to:
Shareholders of the controlling company	(1,079)	(1,385)
Non-controlling interest	2	(12)

3. Total integral results of the period	in million ARS
	03/31/2023	03/31/2022
Total integral results of the period (six-month period)	30,693	22,104
Attributable to:
Shareholders of the controlling company	29,689	24,091
Non-controlling interest	1,004	(1,987)

4. Equity details	in million ARS
	03/31/2023	03/31/2022
Share Capital	800	657
Treasury shares	11	2
Comprehensive adjustment of capital stock and of treasury shares	60,323	60,323
Warrants	5,062	5,077
Additional paid-in capital	114,834	114,949
Premium for trading of treasury shares	417	423
Legal Reserve	8,109	5,430
Special Reserve (Resolution CNV 609/12)	40,330	40,330
Cost of treasury share	(1,867)	(600)
Reserve for future dividends	7,259	7,259
Reserve for conversion	(46)	429
Special Reserve	47,033	2,329
Other reserves	(20,293)	(21,379)
Retained earnings	36,186	25,662
Shareholders’ Equity attributable to controlling company’s shareholders	297,754	240,845
Non-controlling interest	18,407	17,150
Total shareholder's equity	316,161	257,995

Pursuant to Article 63 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 811,122,208 (equivalent to 81,112,220 GDS, including treasury shares) which is divided into  810,895,390 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each and 226,818 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each in registration process.

The Company's market capitalization as of March 31, 2023, was approximately USD 471 million. (81,112,220 GDS with a price per GDS of USD 5.81)

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 454,612,016 shares directly and indirectly (through Helmir S.A.), which represents 56.84% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of March 31, 2023, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 345,236,039 nominative non-endorsable ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each from the Company that represents 43.2% of the issued share capital.

It should be considered that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued, which empower the shareholders to buy up to 80 million new shares at a price of USD 0.432 for each share. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”. As of today, 60,439 warrants have been exercised and the amount outstanding is 79,939,561.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 894,368,252. We also inform that if Cresud were to exercise its warrants like the rest of the shareholders, its stake would increase by 51,838,918 ordinary shares, which would mean a 57.35% stake on the share capital, that is, 506,450,934 shares.

Among the news of the period ended on March 31, 2023 and subsequent, the following can be highlighted:

●
The net result for the nine-month period of fiscal year 2023 registered a gain of ARS 31,768 million, 35.2% higher than the same period of the previous fiscal year.

●
Adjusted EBITDA from the rental segments reached ARS 26,682 million, 38.7% higher than the nine-month period of the previous year, driven by the Shopping Centers and Hotels segments. Total adjusted EBITDA, which includes sales of investment properties, reached ARS 31,251 million, increasing 20.1% in the period.

●
Tenant sales in Shopping Centers grew by 18.3% in the nine-month period of 2023 compared to the same period of 2022 and the occupancy grew significantly, reaching 96.8%.

●
In March 2023, we sold 7 floors of the “200 Della Paolera” building for USD 81.2 million.  .

●
During the quarter, we issued Series XV and XVI Notes for the sum of USD 90 million and canceled the Series I, II and IX Notes for the sum of USD 204.8 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: May 9, 2023